Filed by Marrone Bio Innovations, Inc.

(Commission File No. 001-36030)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Marrone Bio Innovations, Inc. (Commission File No.: 001-36030)

Date: March 17, 2022

The following is a transcript of a conference presentation that was given by Bioceres Crop Solutions Corp. and Marrone Bio Innovations, Inc. on March 17, 2022.

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

Rodrigo Krause: Good day everyone and thank you for joining us on our call to discuss the Bioceres Crop Solutions and Marrone Bio Innovations merger presentation call. Presenting the call today will be Federico Trucco, Bioceres Crop Solutions’ Chief Executive Officer; and Enrique Lopez Lecube, Bioceres Crop Solutions’ Chief Financial Officer; and Kevin Helash, Marrone’s Bio Innovations’ Chief Executive Officer, all of whom will be available for the Q and A session.

Before we proceed, I would like to make the following safe harbor statement. Today’s call will contain forward looking statements, and I refer you to the forward looking statement section of today’s press release and presentation, as well as in our recent filings with the SEC. We assume no obligation to update or revise any forward looking statements to reflect new or changed events or circumstances. Finally, this conference call is being webcast. The webcast link is available at both the biocerescrop.com Investor Relations site and at the Marrone Bios website. At this time, I would like to turn the call over to Bioceres’ CEO, Federico Trucco.

Federico Trucco: Thank you, Rodrigo. Good morning everyone and thank you for joining us today. Today, we are thrilled to announce the coming together of two companies that combined can bring a new champion to one of the most attractive and fast growing sectors of the agricultural industry. If you switch to slide three in our presentation, you will see a combined entity that can overcome the fragmentation in the biological space, achieving the scale and the segment specialization required to become a decisive player in the transition from chemical ag inputs to bio-based solutions.

Both companies have been rapidly growing over the last several years with a combined $300 million in revenues according to individually-reported most recent LTM numbers. Our product registrations and pipeline complement to cover every category of the biological space from Bioceres’ inoculant and bio nutrition solutions under the reproductive brands to MDIs bio control products, including bio herbicidal candidates already in the regulatory process, which are not only very exciting, but also difficult to obtain.MBI’s commercial footprint in the United States and Europe will strongly complement our existing efforts in these geographies while the productive leadership in Latin America will provide an excellent gateway for MBI’s portfolio in this important road crop markets.

This merger is expected to generate meaningful synergies at the cost and revenue levels. At the cost front, having a single-listed entity instead of two will explain most of the immediate cost reductions. At the revenue front, leveraging on each other’s commercial relationships and developing compelling combinatorial hybrid solutions with components from each side explain the majority of our initial synergies expectation.

To be able to fully materialize the growth opportunity of this combined entity, we’ll have secured additional long term financing that would put our performant cash position around $100 million while turning out and capitalizing part of our existing debt, thus keeping a healthy balance sheet. I now remember socializing the idea of joining forces dinner with MBI’s founder, Bob Marrone, when we were both attending an industrial conference in Florida in the pre-COVID days. It’s been a long journey and a lot of effort has been put to achieve this transaction from teams and investors at each chance. We are convinced this merger will deliver meaningful value to our customers, shareholders, and employees alike.

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

Federico Trucco: I will now ask Enrique to summarize the key aspects of the deal, and I will then jointly discuss the strategic aspects of the transaction with my colleague, Kevin Helash, MBI’s CEO. Enrique?

Enrique Lopez Lecube: Thank you, Federico, and good day to everyone. Thanks for joining us today to discuss what we believe is the most exciting and organic opportunity Bioceres has come across since the acquisition of Rizobacter in 2016. When it comes to M&A, we are strong deliverers that patience is a virtue that pays off. Today we’re presenting an opportunity that as Federico mentioned has been a couple of years in the making.

To the details. The transaction consists of a triangular reverse merger to which MBI shareholders will receive 0.088 shares of Bioceres for every common shares of MDI. After consummating the transaction, the shareholders of MBI that today own 182 million shares outstanding, will own approximately 16 million shares in Bioceres.

Together with this transaction, we are announcing today that holders of a $49.1 million converted note in Bioceres have committed to convert 75% of the instrument into common stock of Bioceres. This capitalization together with the execution of the merger with MBI would imply that no shareholders in Bioceres owns more than roughly a third of the company. We are thrilled about the prospect of having MBI shareholders join Bioceres’ cap favor. The transaction is expected to close in the third quarter of 2022 subject to the approval of MBI’s stockholders, regulatory clearance, and other closing conditions.

It is important to mention that on top of MBI’s Board of Director’s unanimous approval, shareholders representing close to 49% of the shares outstanding in MBI have entered into customer transaction support agreements. MBI’s Board of Directors’ approval as well as endorsement from major shareholders makes us feel confident about the value that this merger can create.

With that, I will turn it back to Federico for him and Kevin to provide an overview of each company.

Federico Trucco: Thanks, Enrique. Let’s please turn to the next slide which is slide number five.

For those of you who are new to Bioceres, we are a Latin American-based provider of crop activity solutions designed to enable the transition of agriculture towards carbon neutrality. We have initiated our journey as a seed style technology company achieving the only drought-tolerant technology today available for wheat and soy. A technology known as HB4. Like we are doing today, back in 2016, we have integrated a biological company called Rizobacter, a global leader in soybean inoculant and other seed care biologicals, as well as high-tech crop nutrition solutions. We have a team of over 400 collaborators operating in different countries. Kevin, would you like to introduce Marrone?

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

Kevin Helash: Yes. Thank you, Federico. Good morning, everyone. It’s my pleasure to be here today. Consumer and grower demand is accelerating for agricultural products that help produce safe, affordable food in a sustainable manner. MBI has been a pioneer in the development of biological solutions in this sector for more than 15 years. As a leader in this market segment, we are uniquely positioned in the right space at the right time and ideally-suited to accelerate our growth through this merger with Bioceres. Our historical strength has been in bio-based products that protect crops against fungus, insects, and nematodes, and originally targeted for the specialty crop market.

I’m pleased to state that in the last five years, we have aggressively expanded into seed and soil-applied treatments for major row crops around the world. This mix shift is central to our growth strategy and a key element in our interest in merging with Bioceres to strengthen our portfolio in this market. The backbone of our success has been proprietary technology for isolating and screening our 18,000 naturally occurring microorganisms and 350 plant extracts. We have mined our portfolio to create seven families of 18 commercial brands and counting. Our current R&D pipeline with 20 these solid commercial candidates with potential incremental revenues of more than $180 million by 2023. Now, back to you, Federico.

Federico Trucco: Thank you, Kevin. Thanks for that great overview. Please turn to the next slide, which I believe is slide number six. One question that you may ask yourself is, why are we doing this now? This is by no means a cheap acquisition for Bioceres but we’re convinced this is probably our last chance to integrate a commercially validated and highly complementary portfolio. Like MBI’s. Replicating MBI’s position in the biological space would take us many years and cost us much more. We are doing this while MBI is reaching a long-awaited inflection point, streamlining production processes, expanding margins, and approaching financial independence. It’s about the science. It’s about the team. It’s about the passion for the space. It’s about the level of risk that has been mitigated and the formidable size of the opportunity ahead.

Let’s now double click on the opportunity we’re trying to seize by moving to the next slide. As Kevin noted, the biological space has faced strong demand pull from growers, regulators, and customers looking for natural, safer and more sustainable food inputs. We see this in every sub-segment of the agriculture industry with drug rates in some instances at five times dose of conventional chemicals. Despite the accelerated growth rates, biologicals still represents a small portion of the overall industry opportunity as this is a science-enabled emerging field with numerous early stage participants. We are combining two of the most advanced players in this field to achieve scale and provide solutions in all segment categories. Kevin?

Kevin Helash: Yes, thanks Federico. The biological sector today is highly fragmented and extremely competitive with numerous companies providing products and services ranging from larger diversified players to startups and early stage companies focused on single products. The combination of MBI with Bioceres will be differentiated by the breadth of our combined product offering, our global footprint and manufacturing facilities. Additionally, our marketing capabilities and industry experience will allow us to further cultivate synergistic relationships with a wide range of partners to bring an even broader range of solutions to customers around the world. We will stand apart in terms of revenues generated, market served, channel partner relationships and managing capabilities. Thanks.

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

Federico Trucco: Thanks. I believe Kevin, the next slide will illustrate all of this. By combining our calendar registrations and pipelines and our existing commercial products, we’ll be in a position to serve all ag-input categories with no environmental impact, highly efficacious, biological or biologically-enhanced solutions. Our formulation capabilities will expand from seed treatments to foliage sprays and soil applications. Kevin?

Kevin Helash: Yes, that’s right. I totally agree, Federico. One quick glance clearly shows a potential this merger offers with highly complementary product portfolios and businesses. This greater diversification both expands their revenue potential and reduces the risk associated with being reliant on any one crop or region.

Federico Trucco: Indeed, we’ll be able to offer seed treatments that are a hundred percent bio raised as well as enhanced bio-aesthetically growth tolerant seeds or micro-fertilizers with MBI microbials, just to name some of the combinatorial opportunities we’re contemplating. Back to you, Kevin.

Kevin Helash: Yes, thanks Federico. Turn to the next slide please. While both companies operate globally, we each bring complementary strengths to the merger. For example, the Latin American market is one that MBI has been serving successfully in partnership with Rizobacter. Bioceres’ strength there accelerates these opportunities in ways we could not have envisioned on our own. Conversely, Marrone’s partnerships and networks in North America and Europe could help drive Bioceres’ growth in those regions. Our combined commercial organizations will now have a broader portfolio of products to offer our channel partners and grower customers as we strive to become the preferred supplier of sustainable crop input and plant health solutions in agriculture. Over to you, Federico.

Federico Trucco: Thanks, Kevin. We’ll not only be able to move our combined portfolio through more than 700 retailers, but also do so with the likes of Corteva and Syngenta, both meaningful strategic partners of our respective biological businesses. As I alluded before, Bioceres’ micro-beaded fertilizers and HV4 seeds are ideal carriers for direct to grower biologically-enhanced integrated solutions, which we also intend to develop and profit from. Turning to the next slide, looking into the future, we are expecting major launches that will further accelerate growth. For those not familiar with the Bioceres , we have obtained the necessary approvals and are now ready to launch our drug tolerance technology wheat, expecting between $15 to $20 million of incremental EBITDA by 2024. The route tolerant HB4 soy is coming behind, with more than 85% of the production markets already clear for commercialization. Kevin?

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

Kevin Helash: Yes. Thank you. So just building upon Federico’s comments, MBI and Bioceres have a shared culture of innovation and entrepreneurial spirit. With complimentary R&D capabilities, we can open new avenues for further groundbreaking research. In addition, our financial strength will support funding of the best and brightest of our research programs, including MBI’s bio herbicide platform. Of equal, MBI submitted packages to the U.S. And Brazilian regulatory agencies for approval of our MBI306 and MBI206 nematicide insecticides, respectively, last fall. These proven technologies have the potential to be early wins for the combined company and would bring innovative treatments for corn and soybeans to major grain producing markets around the world. Thanks.

Federico Trucco: Good. So, if we now turn to the next slide, slide 11. I don’t know, Kevin, if you have any comments here regarding the financial synergies.

Kevin Helash: Yeah. Thanks, Federico. Just a few. Our merger has a potential to accelerate global reach, broaden our product offerings, and expand our R&D programs. It does so with the financial wherewithal that allows for strategic funding of growth initiatives, and support for a robust global commercial team. Together, we leap frog to a $300 million plus company, in revenues, with positive cash flow [inaudible] and a strong balance sheet.

Enrique Lopez Lecube: Thanks, Kevin. So, thanks for that introduction on the financial team review. I also think that in looking at the historical performance, both companies have been delivering consistent and practical growth throughout the last five years. MBI has grown it’s revenues for an aggressive 32% taker from 2017 to 2021, and expanded its gross margins as well. Despite that outstanding top line and gross margin performance since September last year, the company had not yet achieved breakeven, mostly out of maintaining its R&D and its D&A spending. Bioceres, on the other hand, has achieved a 23% cater over the last five years with attractive data margins. In the short term, releasing MBI from the burden of being a politically entity, to execute $8 million in costs synergies. Mostly coming from in particularly corporate costs, could take the company as a standard in business, to at least breakeven quite soon, without the need to jeopardize future value by cutting down R&D spending.

We think of R&D spending as an investment, and for MBI, this has been a tremendous source of innovation. So, we intend to leverage those capabilities as we jointly endeavour to identify new revenue sources by combining existing and already approved technologies. The combined business would be positioned in a fast growing industry segment, would also be driven by the individual top line growth from each company, as fast performance shows, and would also have different layer of positive synergies, with some shorter term opportunities around portfolio combination and enhanced market access, and also some longer term opportunities derived from combined scientific and product development knowledge.

We believe that to some degree, MBI’s situation today resembles the selector in 2016, which takes us to the next slide. So, this would not be the first time that Bioceres endeavours to unlock value by providing strategic and financial support to a business with strong, underlying Rizobacter fundamentals, and will position to capture industry trends. Since we integrated the selector, just over five years ago, revenue has almost tripled and margins have expanded, driving our BPR to an almost four times increase.

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

The selector had an entrepreneurial profile that remains an important piece of today’s culture. It also had the team, industrial priorities, and strong customer relationships, all needed to materialize growth, and when we partnered with the leadership to unlock the opportunity, based on two main aspects. The first one was financing. So currently with selector acquisition at that time, we have negotiated a $45 million long term loan that was fully paid, and that worked in the financial resources to execute in our ambitious plans, without diverting focus from the operating teams.

The other aspect was strategic drive, and so we established clear KPIs to track performance of the business based on which we empowered leadership to maximize execution. There are a lot of similarities between the selected transaction at that time, and the merger we are contemplating today with MBI. We believe that the one, single, most meaningful difference is that the service is today a much stronger organization in, all aspects, and also a more powerful platform for MBI’s team to lean on as it seeks to accelerate commercial execution after years of building a very attractive portfolio. So, undoubtedly, financial flexibility played a key role in the success of Rizobacter, which leads us to the next slide.

Similar to what we did at the time of the selected acquisition, we are announcing today, and in connection with the merger, Bioceres has agreed to terms for a capital commitment of up to $45 million in the form of a convertible loan. The loan will have a four-year maturity, in line with our strategy to maintain a healthy debt profile and will be convertible into equity at a strike price of $18 per share. The new community capital would be additional to each company’s last reported cash positions, which leads to an estimated performer cash position of over a $100 million by closing up the deal.

So, as I mentioned at the beginning of the presentation, we are also announcing today that Bioceres has entered into an agreement with holders of a converting note, with an outstanding principal amount of $49.1 million, that matures in March 2023. Holders of the convertible note have committed to convert 75% of the notes into common stock of the Bioceres, and the other 25% restructured into a new four-year loan with no strings attached to equity. This agreement means that debt help at the corporate level of maturing in 12 months, would now be fully turned out. Customer utility argumentation for both of these agreements will be finalized and executed during the next few weeks.

So, a performer cash position of over a hundred million dollars, coupled with a capital of 75% of the convertible note, provides a well-balanced capital structure, a strong debt profile, and the financial flexibility we need to ensure execution of the strategy we have just laid out.

That concludes our overview of the financing update connected to the deal, and I will turn it back to Federico and Kevin for final remarks.

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

Federico Trucco: Thank you, Enrique, and thank you Kevin, as well. I just want to say that we are thrilled to be here again. We are with a tremendous level of conviction; in terms of the path we’ve decided to pursue. I would ask Kevin, maybe to close with his remarks, before we open up the floor for Q and A.

Kevin Helash: Yeah, thank you. Federico and Enrique. From our side, we have known the Bioseres and Rizobacter teams for quite some time, and it was through this relationship, built on trust and mutual objectives, that we decided to move forward with this deal. I personally feel fortunate to have the opportunity to create a company that has the strength to continue our mission of bringing novel, sustainable plant health products, gene genetics to our growth customers around the world. We got a lot to do, but I’m fully confident that the strength of the combined teams can get it done, and move forward, and continue to serve our customers in the best way possible. That’s it for me. Thank you.

Federico Trucco: Operator, we can now open up the floor for Q and A.

Operator: Thank you. For our Q and A, if you would like to ask a question, please press star followed by 1 on your telephone keypad now. If you change your mind, please press star followed by 2. When preparing to ask your question, please ensure your phone is unmuted locally. Our first question today comes from Ben Klieve, from Lake Street Capital Markets. Your line is open.

Ben Klieve: All right, thanks for taking my questions, and first of all, just congratulations to you both. I’ve known you’ve both for some time now, and I think Kevin, you’ve found a great home for Marrone and Bioceres. You guys found a really great asset here, so congratulations to both of you on that. The first question is for Federico. In the context of integrating Marrone’s products into, especially the HB4 and eco seed concept, I’m wondering how much work has been done behind the scenes over the past few years to analyze Marrone’s portfolio within eco seed. Is that relatively developed? Do you even know the direction you want to go in with Marrone’s product lines here in eco seed, or do you still have a lot of work to do on that front?

Federico Trucco: Well, first thank you, Kevin, for your initial comment and for joining the call. It’s always great to have you here. I think you just touched upon a key strategic aspect of... Sorry, Ben. A key strategic aspect of the transaction. I apologize for the name confusion there.

Ben Klieve: Don’t worry. All good.

Federico Trucco: We’re good. Absolutely, I think this is one of the reasons we’re doing this transaction. The one piece that we were missing in the eco seed was the bio insecticide of these, which obviously Marrone has. The bio-nematicide side, if we plan to deploy these in geographies like Brazil, where nematodes are of high relevance, and beyond the ecosystem value proposition. Also, the possibility for bio-herbicides, in the crop management approach, that we would like to consolidate in eco seed production, so that we can have 100% biological regenerative agriculture system, as we pursue both eco seed and eco soil. So, we have tested compatibility to some extent. Remember, we’re already commercializing some of our old portfolio in the Rizobacter brand in Latin America, particularly on the bio nutrition side with the products. So we know each other fairly well. We’ve been looking at these components that will give us the seed treatment capabilities to fully replace chemicals, and we also see a lot of upside in a bio vertical opportunity in the future for improved weed control that I think can be dramatic, from all aspects.

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

Ben Klieve: Got it, and in terms of the immediate term for revenue synergies, Marrone’s got a much broader sales footprint and distribution footprint than you guys have, Enrique. Excuse me, Federico and Enrique, at especially in the U.S. and Europe, et cetera, as you guys noted. I’m curious what the status is of those distributor agreements and the degree to which you’ll be able to quickly integrate the micro beaded fertilizers, and your legacy chemical businesses into those markets. Is this something that can be done relatively quickly, or is this going to be a long process?

Federico Trucco: Look, I think obviously this will be an incremental process, where we are expecting synergies in the short term to be allowed $20 million, not only because of what we can’t implement and sell of Marrone in America, but more so perhaps, or equally so, what we expect Marrone to do for us in Europe and the U.S., as you indicated. The possibility of having a micro beaded fertilizer in the bio unites value proposition. I think it’s very appealing. It’s not currently contemplated in the initial synergy calculations, but I think I would let Kevin comment to that. But, I think when we put all of these together, it’s quite compelling from an initial base, and I don’t know, Enrique, if you want to add anything to this.

Enrique Lopez Lecube: Yes, so Ben thanks for being with us today. Glad to be talking about this opportunity with you. So what we think, Ben, is that both companies have our position within industry segments, that have fast growing caters, so that is one thing. On top of that, I think that both companies have been executing that, so by showing the caters that I described, and on top of that, there will be synergies. Now, I don’t think that there’s much more than what we would like to say at this point, or what Federico just said. Out of us going into Marrone and working jointly with the teams there, and understanding really what is the food potential, at this point, I think that we feel excited about the synergies, but we feel even more excited about how the combined portfolio is positioned in fast growing segment.

Ben Klieve: Gotcha. No, fair enough, and we’ll stay tuned here and...

Operator: Sorry. I was just going to ask...

Ben Klieve: Yeah, maybe I’ll make....

Kevin Helash: Yeah, maybe I’ll make a comment, Ben. Yeah. Good morning, Ben, how are you doing today?

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

Ben Klieve: Good, Kevin. Thanks for the chat.

Kevin Helash: Yeah. Good to talk to you. Just to quickly build on the comments from Puerto Rico and UK, one of the great things about this combination is we have a ready-made team in place here in North America, Central America, and to some degree the rest of the world, in terms of boots-on-the-ground, and long-standing customer relationships.

One of the key aspects of having commercial success in this industry is being able to get your product into the channel, and down to the grower level. That’s one of the great things about this combination, again, is that we have that capability already. In terms of bringing the Bioceres portfolio into North America, we see tremendous opportunity for that to seamlessly be integrated into our current product lines.

Our intent is to hit the ground running. We need to do some work on our side to get up to speed on the seed part of the business, but we’re fully confident that with the help of the Bioceres team, we could add a lot of value very quickly.

Ben Klieve: Gotcha. Well, very exciting on all fronts. Congratulations again, to all of you. Plenty more to talk about, but that’s probably a good place for me to leave it. I’ll jump back in queue. Thanks all.

Operator: We now move on to Bobby Bolton from Cannacord Genuity. Your line is open.

Bobby Bolton: Yeah. Good morning. Thanks for taking my questions. The first one is just going back to the seed side of the business at Bioseres, and some of Marrone’s traction, obviously in North America. Wondering, the HB4 wheat opportunity and other seed opportunities in North America, are they in any way accelerated by those relationships in terms of getting them to farmers and accelerating any plans you guys might have ultimately, and in ramping up additional production in North America on the seed side?

Federico Trucco: Thank you Bobby, for joining. This is Federico, and we believe so, even though there is a process that requires time in terms of making sure we have the right varieties for each of the regions. As Kevin indicated before, there’s already a team there that has a customer relationship, and we’re talking to the same customers that are using some of my own portfolio today, that will be farming for your wheat. That is something we intend to leverage. We need to design a plan in detail, but it’s a much better starting point than where we were before. That’s what I would say at this point regarding the business in the US.

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

Bobby Bolton: Okay, and then I’m just wondering, you had some relationships in the past, with Rizobacter and Marrone in South America, and I’m just wondering what kind of learnings you guys took, have taken from, how they know those efforts have been going. What learnings are you applying across other areas of the portfolio, as you guys coordinate your marketing efforts and maybe your product development efforts?

Ben Klieve: Kevin, you want to get that one first?

Kevin Helash: Yeah sure. You bet. Hey Bobby.

Bobby Bolton: Hey Kevin.

Kevin Helash: Well, good to talk to you. As I said in my closing remarks, the relationship that we have developed mutually with Rizobacter at Marrone, the collaborative spirit, the innovative spirit, really gave us comfort to move forward and take the final step with the Bioceres organization.

In terms of what do we learn? There’s a lot to learn, because we’ve been in North America for quite a long time. We’ve got an excellent relationship in Europe, which we’ve talked about quite a bit with Corteva we moved into the seed treatment line quite aggressively over the past several years. Having a local partner in the market, like Rizobacter, I can’t imagine a better situation in terms of being able to sit down at the table and talk about what’s possible, here’s what we have, here’s what you have, in a spirit of innovation taking all of those products, and potential products, and pipeline products, and putting them together and saying, what can we make better and new? It’s quite exciting.

To answer your question, what have we learned? We learned that we have a great partner. We learned that together, we believe we can create some very interesting products, and bring some innovative solutions for customers around the world.

Bobby Bolton: Great. Also, kind of curious, and maybe this is one for the Bioceres team, your sense of the value of Marrone’s portfolio; is there a real scarcity of these types of solutions out there? Do you feel like your customers, in a sense, are clamoring for the solutions and unable to find them, from the current kind of landscape, is there a real scarcity value that you guys have brought into your portfolio?

Enrique Lopez Lecube: Bobby, absolutely. I think we took a lot of time in analyzing the landscape, what we were are lacking from a portfolio perspective, to be able to move forward in our vision of regenerative agriculture and sustainable products, was exactly what Marrone had in its portfolio, which by the way, it’s not cheap to replicate.

Also, we saw a portfolio that would probably take many, many years, close to a decade, in developing, that will cost us much more than what we are today, and how that’s seen as the transaction price, and that has been already commercially evaluated; that has been tested by farmers, and has repeated trials. It’s almost at the tip of the iceberg in terms of the wrong way that we expect from these different bio control products.

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

If you could look at the biologicals’ industry as a whole, most of what we see today is on the bio nutrition front by stimulants, inoculants, by fertilizers. The major challenge here is how do we get rid of pest control agents, insecticide, fungicides, herbicides that represent a 60 billion opportunity combined. I would challenge anyone to come with a company with a more advanced portfolio in terms of tackling that opportunity than Marrone’s. We’ve done our work, and I think that is, in a way, the tremendous value that we see in the science that is behind this transaction.

Kevin Helash: Fantastic. I just want to comment on that, if you don’t mind, Bobby.

Bobby Bolton: Yeah, of course.

Kevin Helash: This is a very competitive market, but we’re fortunate that consumers and growers around the world are looking for new sustainable solutions. The demand for this sector is one of the fastest growing in agricultural crop inputs, the sustainability, the biological part. But as I said, it’s a crowded space. There are lots and lots of players as I think we all know.

But in terms of Marrone Bio, we have a proven track record in product development and product performance, which is evidenced by the five-star customer base that we have. You’re just combining two very strong companies, individually, to make an even more solid entity that’s able to continue to advance product development into the marketplace that’s looking for it.

Bobby Bolton: Great. Thank you both very much.

Operator: We now move on to Brian Wright from Roth Capital Partners. Please go ahead.

Brian Wright: Thanks. Good morning. A couple questions, what are the plans for the growth capital that’s part of this transaction? Is there a thought process of increasing North American sales force with this transaction?

Kevin Helash: Yeah. Brian, I’ll take that one. At this time, what we feel, we have a very solid platform, and what I’ve said for the last year and a bit, is that we feel that the...

Brian Wright: Hello?

Kevin Helash: We feel that the Op Ex...

Brian Wright: Hello? Can you hear me?

Kevin Helash: Yes, I can.

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

Brian Wright: Can...

Operator: Yes, Brian, sorry. Hold on. We’re using the backup line because the other one just fell. Okay. Can you hear me okay?

Kevin Helash: I can. Yep.

Brian Wright: I can’t hear you, but anyways...

Kevin Helash: So Brian, can you hear me?

Brian Wright: Yes, I can hear.

Kevin Helash: Okay. I was just going to finish... We feel on our side, just a comment. Sorry. Brian, we feel we have the Op Ex today that sustains our growth plans. That’s what I committed to when I came here, that we would hold Op Ex relatively. Well, I said we would hold Op Ex flat, plus inflation, and that was and has been my commitment. With the combination with Bioceres, when we get together, we’ll sit down and look at, do we have the footprint in North America to support the commercial objectives that we’re mutually putting together? Federico, over to you.

Federico Trucco: Yeah, no, I would just adhere to that. My needs, selectively, that’s in commercial teams, possibly, but if the returns look really good, I think it’s not something we are planning to do immediately. There’s enough muscle with what we have today to initiate the process.

Brian Wright: Okay. Thank you. Have you all, and I know it’s super early, but are there any initial thoughts on manufacturing for NBIS product pipeline on how that might work out?

Federico Trucco: Well, I mean, we...

Kevin Helash: You want me to take that one?

Federico Trucco: I’ll give you my initial thought, and then you can complement it, if you want, is that okay?

Kevin Helash: Yeah, for sure. Absolutely.

Federico Trucco: No. What I was going to say is, that we’re complementing capability, it’s a Michigan facility that’s been streamlined, and it’s increasingly efficient at producing a good portfolio. We have some efficient capabilities in Latin America, that can be complementary to the Michigan facilities for today. You will see a combined entity that has Northern hemisphere and Southern hemisphere capabilities, which individually we didn’t have before. I don’t know if, Kevin, you want to add anything to that?

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

Kevin Helash: Yeah, actually that was exactly what I was going to say, Federico. There are opportunities to really take a good look at that potential to either co-reformulate or produce each other’s products in relevant facilities, or down the road, as Federico says if the numbers make sense, to maybe construct a new plant, but we haven’t gotten anywhere near that far yet.

Brian Wright: Great. Thank you. Maybe just one or two on the transaction and the finding.

Kevin Helash: Okay.

Brian Wright: What’s the capital on a meta cash basis kind of post transaction?

Enrique Lopez Lecube: Hi, Brian, this is Enrique. Pleased to be with you today.

Brian Wright: Good morning.

Enrique Lopez Lecube: Good morning, Brian. If I understood you correctly, you want to know a little bit more on how we think of the cash position of the transaction, and the financing announcement that we made today, right?

Brian Wright: Correct. Yep.

Enrique Lopez Lecube: Okay. The way we think about this is that if you look at each of the companies last reported cash positions, Bioceres reported an almost $40 million cash position. Marrone had reported something in the lines of 15, and then they did some warrant execution that brought additional resources to them.

On top of that, we are adding the commitment for up to $45 million that we entered into the transaction, to make sure that we have enough financial subsidiaries, enough white powder to execute on everything that we have been discussing. That is how we think about the around $100 million cash position.

Concurrently with that, and to keep our debt streamlined, Bioceres, we are converting that almost $15 million dollars during March 2023. Three-quarters of that is going into equity, and the remaining quarter is being rolled out into a new loan that has a four-year maturity. At the end of the day at the corporate level, we have no debt that is materially important, that we to criteria of in the short term, and that gives us a lot of comfort on how...

Federico Trucco:

In the short term, and that gives us a lot of comfort on how, we are going to be working on the integration of Marrone and the combination of both businesses.

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

Brian Wright: Great, thanks. And I might have missed this, I’m sorry, we’ve been traveling. But have you talked about the timing of the transaction close, and maybe an overview of the regulatory process?

Federico Trucco: What we are saying today is that it’s very difficult and that we are expecting the transaction to close in the third calendar quarter of the current year. That depends obviously on the time regulators take to evaluate material, it could be sooner. It could take a little more, but that is today our best guidance in terms of expected timing.

Brian Wright: Okay, great. Thank you so much. Thank you.

Operator: Our next question comes from Sameer Joshi from H.C. Wainwright. Your line is open.

Sameer Joshi: Yeah. Thanks. Good morning and congratulations, Kevin. We have been covering this company for six years now and we’ve seen it grow and new launches, product launches and the progress you made. That’s really good and congratulations, Federico, for making this acquisition. Just a quick question on the transaction itself, the exchange ratio, is it fixed or is it subject to some limits on stock price movements of either stock?

Federico Trucco: Hi Sameer, this is Federico, the ratio is fixed.

Sameer Joshi: Oh, so if one of the stocks rises considerably or falls considerably, the ratio is not going to change at all?

Federico Trucco: Right.

Sameer Joshi: Oh, okay. And in terms of the immediate energy or... Is it going to be created immediately or is it going to be a couple years before you will see some creation?

Enrique Lopez Lecube: Oh, hi Sameer, this is Enrique. If we’ve got your question right, you’re asking about, building equity, is that so?

Sameer Joshi: Yes.

Federico Trucco: Look, we obviously think [inaudible] right at the beginning on how we think of the valuation of Marrone, that this is an equity deal for the Bioceres shareholders and obviously also a good deal from our own shareholders. So this is a transaction that is creating value in our view, leveraged by science and also on our knowledge of the agricultural business. But this is it, that it’s not that easy to value these types of assets, and that we have the knowledge to do so. So yes, we’re confident that this and equity transaction, once we are able to execute on the strategy for our shareholders and also a good deal from our own shareholders.

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

Sameer Joshi: Okay, great. And congratulations, once more. Thanks.

Brian Wright: Yeah and Sameer, Kevin, I just want to say thank you for your continued coverage, it certainly is greatly appreciated.

Operator: We now move on to Lawrence Alexander from Jefferies. Your line is open.

Laurence Alexander: Good morning. Three questions, I’m just trying to get them out of the way in case there’s any background noise. First, what scale do you think you need to have as a combined company, to get to pre-cashflow positive? Secondly, can you characterize the relative competitive intensity between North American, South America, and each of the major bio control markets? And then third, Federico, can you give your sense of where the real differentiated value is of the Marrone R&D talent pool and portfolio? I’m thinking in terms of screening philosophy, quality control, organisms in the library, anything that you can point to, to give a feel for where you think you have hidden gems that just needed the right capital base to get flexed over the next few years?

Federico Trucco: Perfect. So Laurence, thanks a lot for joining. Been a while since we last talked, so it’s good to have your thoughts and questions. I will probably start with the last question and then pass it on to Enrique on what we expect with the right sales level, being cashflow positive and develop these competitive mixes between North America and South America. But in terms of the differentiated aspects of Marrone’s portfolio, I would say the crop protection components are, in a way, the most attractive elements of the portfolio. We’re not obviously minimizing the value of the bio nutrition and bio simulation products, but I think you will probably agree with me that those can be identified in the portfolios of our companies, even biofungicides, to some extent you would see that many different companies have biofungicides, or are in the process of developing biofungicides.

But when you move into effective bionematicides, bioinsecticides, and even step further, into the bioherbicide, there are not too many people in the field with this level of evaluation or advancing in the regulatory process. Now, if you want to move agriculture into a 100% biological agriculture and try to fully replace chemicals, or at least biologically enhance most of the current chemical molecules, there’s no other way to do it if we don’t address these particular crop protection gaps, and I think that was, for us, the most appealing aspect of Marrone’s portfolio. And I would add to that, that these are products that are, in many instances, molecules produced by organisms, but not the live organisms themselves. So that represents a complimentary technology to the one that we already master in the Rizobacter, which is a formulation of live organisms. So we have a company expertise in introducing metabolite and molecules and another company’s expertise in formulating live microorganisms.

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

And also when you look at the sort of the R&D resource of the 18,000 strains, and how much of that has actually been translated into products, it’s a very small fraction. So there’s a lot of additional information on strains that have already been fully characterized that we can use, not only to further complement our existing portfolios, but also to have the opportunity to source these strengths to other industries like the food industry with now different companies trying to achieve ingredients to substitute animal protein and animal derived food ingredients. Just to mention one of the industries that we could cater to with existing R&D resources that are being underutilized in the portfolio. I don’t want to monopolize the call so I will pass it on Enrique. But that’s sort of where we are in terms of the sales side and how much more might be needed or not needed to achieve the cash positive question.

Enrique Lopez Lecube: Hi Lawrence, it’s been a while since we last talked, good chatting to you again, hope everything is good on your end. So, let me lay out how we think about the pre-cashflow. So if you look at Marrone and how numbers looked like in September, when they last reported, by executing on the cost synergies, that will come mostly from taking out the executive costs at the corporate level, if you can execute on those $80 million of synergies, we are already speaking about a business. We’re talking about a business that has [inaudible], so by executing on short term cost reactions from the cost, corporate costs, we can get this business on a standalone basis to be able to break even. The good thing about these types of businesses, same than what we do in Bioceres and Rizobacter, is that these businesses are technology-based, and they don’t require huge capital. So now we have a business that is close to the being able to break even quite soon, and that is already considering an investment of almost $10 million in R&D.

That’s how the business should look like, by executing those costs even in the short-term. So, on top of that, you need to think about the type of growth and the type of margins that Marrone has been accomplishing in the last few years. And that’s how we think about this business becoming a pre-cashflow positive business in the short term. On the sales side, I don’t think that we’re going to get into a strategy where we look at sales on a standalone perspective to get Marrone to break even in North America. The sales strategy is going to be one that is integrated. We do think that this merger brings a lot of value in helping us diversify revenue sources. So, think about a much more balanced, not only on a country basis, but also on hemisphere basis. So, we are having a more balanced sales composition in terms of southern hemisphere and northern hemisphere. And the other important point to me is crops, we are combining world crops revenue streams with cash crop revenue streams and all of that, in my mind, builds a more stable and relatable revenue stream. Lawrence, I don’t know if there is anything that we need from-

Laurence Alexander: Okay,

Enrique Lopez Lecube: Yeah, go ahead.

Laurence Alexander: You know, that was great. If I can just sneak one last one in, if you can suffer one more question. Can you talk a little bit about how you’re using this transaction to build institutional memory for doing more bolt on M&A, just in terms of how you’re thinking about dealing with the fragmented nature of the market over, say the next five, seven years, rather than the next two, three years?

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Bioceres Crop Solutions Corporate Update	Thursday, 17 March 2022

Federico Trucco: Look, I think that’s a great question. What you can see is that we are not allowed buying cheap, no? So we’re not looking for things that might give us no cost revenues or necessarily maximize near term EBITDA, but without sort of runway into the future. We’re about buying things that are valuable from a science perspective that can improve or increase the relationships we have already with farmers. We started talking to farmers by selling nothing else, maybe at a few dollars protector, then we are with the seeds and got into tens of dollars protectors, we have the microbiotic fertilizer, the crop protection components on the seed care and potentially bio herbicides. We’re talking about over a hundred, probably $200 per protector, with the same relationship that’s already in place. So expanding on the level of interaction with our existing customers. I think it’s something we will tend to analyze in future M&A opportunities.

We want to be mindful, ideally, we’ll do it without using equity. That depends on the size of the opportunity and the particular ratio, or value of our stock at the time of the transaction. But these are some general concepts. When you go back to Rizobacter when we did that in 2016, we paid 14 times EBITDA, and that wasn’t seen as cheap at the moment. Now, look what happened afterwards, that company had the building capabilities to grow four times, just by taking care of some financial constraints and by empowering the team to become a winning team. And that’s exactly what we intend to do with Marrone today, to get-

Enrique Lopez Lecube: Sorry, Lawrence, just to compliment on what Federico said-

... I think there are two important points. One, is that we look at the agriculture with a systematic approach as Federico said, so this is not about rolling up businesses that are in the same space. This is about them making sense on how we think of agriculture in the new future, in newer culture, and the systematic approach. That is one thing, and the other one is that we are very thoughtful of M&A, it took us five years to find another transaction alike of what we did with Rizobacter, so we are not in the business of rolling up, but on trying to find real value and real opportunities. And those are not often found, I cannot tell you how many opportunities we have had before we got to this deal with Marrone.

Laurence Alexander: Okay, great. No, that’s very helpful, thank you.

Operator: We have no further questions. So today’s call has now concluded. We’d like to thank you for your participation. You may now disconnect your lines.

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